January 17, 2020

Steven Tomsic
Chief Financial Officer
Fox Corporation
1211 Avenue of the Americas
New York, New York 10036

       Re: Fox Corporation
           Registration Statement on Form S-4
           Filed January 9, 2020
           File No. 333-235863

Dear Mr. Tomsic:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Bernard Nolan, Staff Attorney, at (202) 551-6515 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    Robyn E. Zolman